UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fossil Group, Inc.
(exact name of registrant as specified in its charter)

Delaware	0-19848	75-2018505
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

901. S. Central Expressway
Richardson, Texas	75080
(Address of principal executive	(Zip Code)
offices)

Christopher King (972) 234-2525
(Name and number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period in which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report and Exhibit
A copy of Fossil Group, Inc.’s Conflict Minerals Report for the year ended December 31, 2015 is provided as Exhibit 1.01 hereto and is publicly available at https://www.fossilgroup.com/responsibility/conflict-minerals-disclosure/. Fossil Group, Inc. has also established a Conflict Minerals Policy, which is publicly available at: http://www.fossilgroup.com/responsibility/conflict-minerals-policy/.
Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fossil Group, Inc.
(Registrant)

By:	/s/ Dennis R. Secor	May 26, 2016
Dennis R. Secor
Executive Vice President and
Chief Financial Officer